FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1        Second Quarter Report 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

September 8, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,220,436
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(27,700)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,192,736

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,107,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		4,107,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of August 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	September 7, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES QUARTERLY PROJECT UPDATE

August 9, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“the Company”) is pleased to provide a quarterly update on its exploration projects in China and Peru as of the end of June 2006.

Boka Gold Project, China

In the second quarter, three drill rigs were utilized for geotechnical investigations and seven continued resource definition drilling at Boka 1 (which has now been completed) and Boka 7. The resource estimate at Boka 1 is expected to be completed by the end of the third quarter of 2006. A total of 23 resource definition holes and seven geotechnical holes were completed. The geotechnical holes were designed to test rock quality in the proposed tailings area and potential open pit area. Other work in the quarter also included follow-up sampling in areas of gold in soil anomalies, especially within the Boka 8 area.

The pre-feasibility study at Boka 1 is focusing on geological modelling and resource estimation, mining and metallurgy, environmental and social impact studies. The pre-feasibility study is being carried out under the direction of Ausenco Limited and is anticipated to be completed by the second quarter of 2007.

Follow-up work in areas of significant gold in soil anomalies resulted in the identification of new mineralized areas at Boka 8 and in the Xinchang area. At Boka 8, gold mineralization was sampled within a shear zone extending for 800 metres and varying in width from 10 metres to 50 metres. Assay results from one metre and two metre rock chips returned values ranging from 0.12 to 5.38 grams per tonne gold. In the Xinchang area, located three kilometres south of Boka 7, copper-gold mineralization was discovered in carbonaceous slate and dolomite. A 15.4 metre channel sample across this zone averaged 5.4 grams per tonne gold and 1.4% copper. Programs are in place to conduct extensive trenching at both Boka 8 and Xinchang to determine the significance of this mineralization.

Liam Gold-Silver Project, Peru

During the second quarter, exploration focused on the Careli and Huacullo zones where first phase drilling programs have commenced. This drilling program is anticipated to be completed during the next quarter. Drilling programs are also planned at Astana (second phase) and Astana west (first phase).

As part of the regional exploration program, several new areas of mineralization were identified and evaluated. At Gran Leon, located 30 kilometres northeast of Cerro Crespo, an extensive area of gold-rich veins in granite has been identified. Over 50 veins were sampled, the largest of which is two metres wide and extends for 2,500 metres. Rock chip sampling (two metre rock chips) along this vein returned gold values ranging from 5.9 to 74.8 grams per tonne. Another new area discovered is the Numa West silver zone occurring as stockworks, breccias and replacements in limestone. The Numa West zone extends for 2,500 metres and varies in width from five to 50 metres. Rock chip sample results in the zone range from 14.5 to 1,865 grams per tonne silver, with associated lead and zinc. Both Gran Leon and Numa West will undergo major trenching and geophysical programs to advance them to the drilling stage.

Results were received from the first phase drilling program at Farallon/Astana. In general, drilling results were disappointing, with the best intersection of 14 metres assaying 1.1 grams per tonne gold and 215.27 grams per tonne silver. Several holes at Farallon contained thick intersections of

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anomalous gold, but values present in the surface rocks were not repeated in the drilling. The Joint Venture partners are reviewing the data from Farallon to determine whether further drilling is warranted.

Accha-Yanque Zinc Project, Peru

The Accha-Yanque Project is presently at the pre-feasibility stage. A major drilling program has been planned to infill and expand resources at the Accha and Yanque zones. Preliminary drilling is planned for the Puyani prospect later this year. An access agreement with the local community was completed for Accha and the issuance of the drill permit is expected in the near future. Negotiations have commenced with the local community at Yanque, and once an agreement is reached, an application for drilling will be submitted to the Ministry of Mines.

Antay Project, Peru

Anglo has completed surface work, including induced polarization geophysics on the Ccora Sur Porphyry zone. This has confirmed the presence of a large porphyry system extending for 2.5 kilometres by 1.2 kilometres. Approximately 500 metres of drilling have been completed at Ccora Sur, with results pending.

Sayta is the more significant target in the north of the concessions, and will be tested with sampling, geophysics and drilling once an agreement with the local communities has been reached and a drilling permit issued.

About Southwestern

Southwestern Resources is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of over $100 million, and no long-term debt. Southwestern Resources is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

In June 2006, Southwestern announced the launch of a new zinc company to maximize the value of its zinc assets including the Accha-Yanque, Minascassa and Sayani properties in Peru. The zinc assets have been transferred to a wholly owned subsidiary, which proposes to file a preliminary prospectus for an initial public offering when appropriate.

In conjunction with this quarterly project update, the Company plans to file a quarterly Management’s Discussion and Analysis and Financial Statements on the SEDAR website at www.sedar.com. Additional information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2005 and the Company’s Annual Information Form and Information Circular, also at www.sedar.com.

Quality Control - China

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

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The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101. Paul Schmidt, P. Eng, a highly experienced metallurgical and project manager, has joined the Southwestern team and is responsible for overseeing the preparation of the Boka pre-feasibility study.

Quality Control - Peru

Southwestern has implemented a quality control program, under the supervision of L.D.S. Winter, P.Geo. (independent Qualified Person), to ensure best practice in lithogeochemical sampling and analysis of the trench samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Forward-looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES SHARE BUY-BACK PROGRAM

August 24, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) is pleased to announce its Board of Directors has approved a share buy-back program for Southwestern to acquire up to two million shares of the Company, subject to regulatory acceptance.

John Paterson, Southwestern’s President and Chief Executive Officer, stated the Company’s Board of Directors believes Southwestern’s shares are undervalued. “Southwestern’s current share price does not reflect our strong balance sheet and portfolio of highly prospective exploration properties,” he said. “This plan reflects our Board’s continuing confidence in the Company.”

Southwestern has submitted a Notice of Intention to Make a Normal Course Issuer Bid (“the Bid”) to the Toronto Stock Exchange (“the Exchange”) to acquire up to two million shares of the Company, representing less than 5% of its issued and outstanding shares. If accepted by the Exchange, share purchases pursuant to the Bid will commence two trading days after the Company’s news release confirming Exchange acceptance of the Bid. The Bid will be in effect for 12 months from that date. All common shares purchased by the Company under the Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. Pursuant to the policies of the Exchange on normal course issuer bids, shares purchased by the Company under the Bid will be acquired at the market price of the shares at the time of acquisition and will be limited to 2% of the Company’s issued and outstanding shares during any 30-day period. The Company currently has

46,220,436 shares outstanding. During the past 12 months, there were 80,000 common shares purchased at an average price of $9.46 and subsequently cancelled under the Company's previous share buy-back program.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RECEIVES REGULATORY ACCEPTANCE OF PREVIOUSLY

ANNOUNCED SHARE BUY-BACK PROGRAM

August 29, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) has received regulatory acceptance of its share buy-back program announced on August 24, 2006.

John Paterson, Southwestern’s President and Chief Executive Officer, stated the Company’s Board of Directors believes Southwestern’s shares are undervalued. “Southwestern’s current share price does not reflect our strong balance sheet and portfolio of highly prospective exploration properties,” he said. “This plan reflects our Board’s continuing confidence in the Company.”

On August 24, 2006, Southwestern submitted a Notice of Intention to Make a Normal Course Issuer Bid (“the Bid”) to the Toronto Stock Exchange (“the Exchange”). The Exchange accepted the Bid today. Under the Bid, Southwestern may acquire up to two million shares of the Company, representing 4.33% of its issued and outstanding shares. Share purchases pursuant to the Bid may occur between August 31, 2006 and August 30, 2007. All common shares purchased by the Company under the Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. Pursuant to the policies of the Exchange on normal course issuer bids, shares purchased by the Company under the Bid will be acquired at the market price of the shares at the time of acquisition and will be limited to 2% of the Company’s issued and outstanding shares during any 30-day period. The Company currently has 46,220,436 shares outstanding. During the past 12 months, there were 80,000 common shares purchased at an average price of $9.46 and subsequently cancelled under the Company's previous share buy-back program.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 24, 2006.

ITEM 3.

PRESS RELEASE

Issued August 24, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce its Board of Directors has approved a share buy-back program for Southwestern to acquire up to two million shares of the Company, subject to regulatory acceptance.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 24th day of August 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN ANNOUNCES SHARE BUY-BACK PROGRAM

August 24, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) is pleased to announce its Board of Directors has approved a share buy-back program for Southwestern to acquire up to two million shares of the Company, subject to regulatory acceptance.

John Paterson, Southwestern’s President and Chief Executive Officer, stated the Company’s Board of Directors believes Southwestern’s shares are undervalued. “Southwestern’s current share price does not reflect our strong balance sheet and portfolio of highly prospective exploration properties,” he said. “This plan reflects our Board’s continuing confidence in the Company.”

Southwestern has submitted a Notice of Intention to Make a Normal Course Issuer Bid (“the Bid”) to the Toronto Stock Exchange (“the Exchange”) to acquire up to two million shares of the Company, representing less than 5% of its issued and outstanding shares. If accepted by the Exchange, share purchases pursuant to the Bid will commence two trading days after the Company’s news release confirming Exchange acceptance of the Bid. The Bid will be in effect for 12 months from that date. All common shares purchased by the Company under the Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. Pursuant to the policies of the Exchange on normal course issuer bids, shares purchased by the Company under the Bid will be acquired at the market price of the shares at the time of acquisition and will be limited to 2% of the Company’s issued and outstanding shares during any 30-day period. The Company currently has 46,220,436 shares outstanding. During the past 12 months, there were 80,000 common shares purchased at an average price of $9.46 and subsequently cancelled under the Company's previous share buy-back program.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

August 29, 2006.

ITEM 3.

PRESS RELEASE

Issued August 29, 2006 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has received regulatory acceptance of its share buy-back program announced on August 24, 2006.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 29th day of August 2006.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RECEIVES REGULATORY ACCEPTANCE OF PREVIOUSLY

ANNOUNCED SHARE BUY-BACK PROGRAM

August 29, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) has received regulatory acceptance of its share buy-back program announced on August 24, 2006.

John Paterson, Southwestern’s President and Chief Executive Officer, stated the Company’s Board of Directors believes Southwestern’s shares are undervalued. “Southwestern’s current share price does not reflect our strong balance sheet and portfolio of highly prospective exploration properties,” he said. “This plan reflects our Board’s continuing confidence in the Company.”

On August 24, 2006, Southwestern submitted a Notice of Intention to Make a Normal Course Issuer Bid (“the Bid”) to the Toronto Stock Exchange (“the Exchange”). The Exchange accepted the Bid today. Under the Bid, Southwestern may acquire up to two million shares of the Company, representing 4.33% of its issued and outstanding shares. Share purchases pursuant to the Bid may occur between August 31, 2006 and August 30, 2007. All common shares purchased by the Company under the Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. Pursuant to the policies of the Exchange on normal course issuer bids, shares purchased by the Company under the Bid will be acquired at the market price of the shares at the time of acquisition and will be limited to 2% of the Company’s issued and outstanding shares during any 30-day period. The Company currently has 46,220,436 shares outstanding. During the past 12 months, there were 80,000 common shares purchased at an average price of $9.46 and subsequently cancelled under the Company's previous share buy-back program.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com